WallachBeth Capital, LLC

Harborside Financial Plaza 5

185 Hudson St., Suite 1410

Jersey City, NJ 07311

September 30, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Timothy Buchmiller, Staff Attorney

Re:	Nutriband Inc.
Registration Statement on Form S-1
File No. 333-259833

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”),WallachBeth Capital, LLC, as representative of the underwriters of the offering, hereby joins the request of Nutriband, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 9.00 a.m., Eastern Time, on Friday, October 1, 2021, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

WallachBeth Capital, LLC

/s/ Eric Schweitzer
Eric Schweitzer
Chief Compliance Officer